FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Hanlon	Richard	E.		Michaels Stores, Inc. (MIK)				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	5 Clarks Branch Road						October 24, 2002

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Great Falls	Virginia	22066						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

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FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Stock Option (Right to Buy)		$8.953125		10/24/02				G(3)	V			10,000(1)		(2)	2/29/04

	Stock Option (Right to Buy)		$8.953125		10/24/02				G(4)	V			10,000(1)		(2)	2/29/04

	Stock Option (Right to Buy)		$8.953125		10/24/02				G(5)	V			10,000(1)		(2)	2/29/04

	Stock Option (Right to Buy)		$8.953125		10/24/02				G(5)	V		10,000(1)			(2)	2/29/04

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	10,000

	Common Stock	10,000

	Common Stock	10,000				20,000(1)		D

	Common Stock	10,000				10,000(1)		I		By PRH Trust

Explanation of Responses:

(1)
Reflects a two-for-one stock split effected in the form of a stock dividend to stockholders of record as of the close of business on November 12, 2001.
(2)
Held by reporting person pursuant to original grant to reporting person on March 1, 1999 of options to purchase 50,000 shares of Michaels Stores, Inc. common stock under the 1997 Stock Option Plan (which option grant consisted of the right to purchase 100,000 shares of common stock subsequent to the two-for-one stock split issued to stockholders of record as of the close of business on November 12, 2001), all of which are currently vested.
(3)
Shares gifted by reporting person to The Alexander Blake Hanlon Irrevocable Trust.
(4)
Shares gifted by reporting person to The Joanna Brooke Hurley Irrevocable Trust.
(5)
Shares gifted by reporting person to The Patrick Reid Hanlon Irrevocable Trust, of which, reporting person and his son, Patrick Reid Hanlon, are the co-trustees.

/s/ Elizabeth K. Giddens	October 28, 2002
**Signature of Reporting Person Elizabeth K. Giddens, Attorney-in-Fact for Richard E. Hanlon	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.